Tanzanian Gold Reports 2022 Annual Meeting Voting Results

FOR IMMEDIATE RELEASE – February 28, 2022

TORONTO, February 28, 2022 (GLOBENEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces the voting results from its 2022 annual general and special meeting held on February 25, 2022.

A total of 102,168,042 common shares were voted representing 40.04% of the issued and outstanding common shares of the Company.  Shareholders voted in favour of all items of business before the Meeting, as follows:

Item Voted Upon	Result of Vote
Set the number of directors at seven	Votes For	Votes Against
	66,224,814 (96.11%)	2,679,256 (3.89%)
Appoint Stephen Mullowney as director	Votes For	Votes Withheld
	62,574,166 (94.70%)	3,503,659 (5.30%)
Appoint James E. Sinclair as director	Votes For	Votes Withheld
	62,684,253 (94.86%)	3,393,572 (5.14%)
Appoint Norman Betts as director	Votes For	Votes Withheld
	62,650,463 (94.81%)	3,427,362 (5.19%)
Appoint William Harvey as director	Votes For	Votes Withheld
	63,131,676 (95.54%)	2,946,149 (4.46%)
Appoint Andrew Cheatle as director	Votes For	Votes Withheld
	63,295,326 (95.79%)	2,782,499 (4.21%)
Appoint Shubo Rakhit as director	Votes For	Votes Withheld
	62,453,568 (94.52%)	3,624,257 (5.49%)
Appoint Richard J. Steinberg as director	Votes For	Votes Withheld
	62,633,977 (94.79%)	3,443,848 (5.21%)
Appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors and authorize the directors to fix the remuneration of the auditors.	Votes For	Votes Withheld
	101,278,872 (99.13%)	888,920 (0.87%)
To amend the Corporation’s Articles to change the name of the Corporation to “TRX Gold Corporation”	Votes For	Votes Against
	100,075,648 (97.95%)	2,092,394 (2.05%)
Approval of Omnibus Equity Compensation Plan	Votes For	Votes Against
	56,556,339 (85.59%)	9,521,736 (14.41%)

Change in Directors

Rosalind Morrow did not stand for re-election as a director and ceased to be a director effective February 25, 2022. Ms. Morrow has been a key member of the Board since 2003 and has helped guide the Company through the years. The Board wishes to thank Ms. Morrow for her long-standing service to the Company and wishes her well in the future.

As a newly appointed member to the Board of Directors, the Company is pleased to announce the appointment of Richard J.  Steinberg to the Board. Mr. Steinberg is a Partner, Fasken Martineau DuMoulin LLP, an international business law firm, where Mr. Steinberg’s practice is focused on mergers and acquisitions and corporate finance. He advises targets, buyers and investors in both solicited and unsolicited transactions, with a particular expertise in cross-border transactions. Mr. Steinberg’s corporate finance practice is focused on structured and cross-border financings, with extensive experience acting for both underwriters and issuers. He is the former Chair of Fasken’s Securities and Mergers & Acquisitions Group.

Change of Name

Shareholders approved a special resolution to amend the Articles of the Corporation to change the name of the Corporation to “TRX Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve.

Adoption of Shareholder Rights Plan

Shareholders approved the renewal of the omnibus equity incentive plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was previously approved by Shareholders at a meeting held on August 16, 2019. The Omnibus Plan is an “evergreen” equity based compensation plan pursuant to the rules of the TSX and therefore Shareholder approval is required every three years in respect of the Omnibus Plan since the plan involves the issuance from treasury or potential issuance from treasury of securities of the Corporation.

The Omnibus Plan is an efficient and effective plan to provide the Corporation with a share-related mechanism to: (a) advance the interests of the Corporation by enhancing the ability of the Corporation and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, (b) reward such persons for their sustained contributions and (c) encourage such persons to take into account the long-term corporate performance of the Corporation.

The Omnibus Plan must be reconfirmed at the Company’s annual meeting of shareholders to be held in 2025 and every third annual meeting thereafter or it will expire. The Omnibus Plan may also be terminated at an earlier time in accordance with the terms of the Omnibus Plan.

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania. Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR on June 23, 2020 and with the SEC on June 23, 2020, as amended (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical mineral resources at Bingwa and Tembo; and (vi) identification of new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to substantially exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

For further information, please contact Michael Leonard, CFO m.leonard@tangoldcorp.com, 416-315-0662, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.